Ecopetrol files its Form 20-F for the Fiscal Year 2020

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol”) announced today the filing of its annual report under Form 20-F for the fiscal year ended December 31, 2020 with the U.S. Securities and Exchange Commission (the “SEC”).

With the filing of its annual report under Form 20-F the Company complies with its reporting obligations with the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), its bondholders and lenders.

The annual report includes, among others, the financial statements of Ecopetrol in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board that were audited and certified in compliance with internal control over financial reporting by the auditing firm Ernst & Young Audit S.A.S. for the years 2018, 2019 and 2020. Investors may receive a hard copy of Ecopetrol’s financial statements free of charge by making a request to investors@ecopetrol.com.co.

The 2020 Form 20-F can be found at the following link: https://www.sec.gov/Archives/edgar/data/1444406/000110465921048256/0001104659-21-048256-index.htm

Bogota D.C., April 9th, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co